Exhibit 99.1

InflaRx Reports Full Year 2023 Results and Announces INF904 Development Plans

●	InflaRx will focus development activities and resources initially on selected indications in immuno-dermatology, with registrational-phase vilobelimab and potentially best-in-class oral C5aR inhibitor INF904

●	INF904 development will be initially targeted at chronic spontaneous urticaria (CSU) and hidradenitis suppurativa (HS), with initiation of a Phase IIa PK dose-ranging study expected by the end of 2024, with data availability anticipated in 2025

●	InflaRx is considering partnership options for INF904 in additional areas of interest with a goal of unlocking its “pipeline-in-a-product” potential more broadly

●	Ongoing Phase III trial with vilobelimab in pyoderma gangrenosum (PG) is expected to have an interim analysis in 2025

●	Cash, cash equivalents and marketable securities of €98.4 million expected to fund operations at least into 2026

●	Company management to provide a pipeline update including details on the chosen INF904 development indications today, March 21, 2024, at 8:00 am ET

Jena, Germany, March 21, 2024 – InflaRx N.V. (Nasdaq: IFRX), a biotechnology company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced its financial and operating results for the year ended December 31, 2023, and provided a comprehensive strategic update on its future development and operational plans.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “InflaRx has recently made tremendous progress in its pipeline, with vilobelimab now in Phase III for PG and INF904 emerging as a potentially best-in-class oral C5aR inhibitor with broad commercial potential. It’s with great excitement that we unveil our new pipeline focus directed at sizable markets and unmet needs in immuno-dermatology where our unique approach to C5a and C5aR inhibition may provide significant benefits. We believe that InflaRx can drive incremental pipeline value in this field given our expertise and network. Furthermore, with the potential of INF904 to be a ‘pipeline-in-a-product’, we are considering partnering options to unlock additional value in other areas of interest.”

Prof. Dr. Marcus Maurer, Chairman of Dermatology and Allergology, Institute of Allergology, Charité University, Berlin, Germany, commented: “I am very excited about the development of INF904 and its initial focus on the immuno-dermatology field, including CSU where our group has worked out and communicated to InflaRx a potential role of C5aR in the disease pathology. As a potent oral inhibitor of C5aR, I believe there is a strong rationale to pursue development of INF904 in CSU, a condition with high unmet patient need and where new mechanisms of action are needed. I look forward to future collaboration with InflaRx on this promising agent.”

Christopher Sayed, MD, Prof. of Dermatology, University of North Carolina, Medical School; and Secretary of the HS Foundation, commented: “There has been accumulating evidence from clinical studies, some of which I have been involved in, that C5a and C5aR inhibition may provide substantial benefit to HS patients. Especially the observed effect on reduction of draining tunnels, one of the most life-impacting and difficult to treat lesions has been remarkable as this remains a high unmet medical need. I am excited to see INF904 being developed as an oral C5aR inhibitor in HS, which could represent a promising new treatment option for these patients who need more and differentiated therapies.”

Pipeline update event today; R&D day to follow later this year

InflaRx will host a virtual pipeline update call today, beginning at 8:00 AM ET / 1:00 PM CET to discuss its focus on immuno-dermatology. The company will provide details on the development rationales for its chosen indications for its oral C5aR inhibitor INF904 and provide an update on the development of vilobelimab in PG.

To participate in the conference call, participants may pre-register at https://us06web.zoom.us/webinar/register/WN_fbW4HAzuRyq_A710WVzslg#/registration and will receive a dedicated link and dial-in details to easily and quickly access the call. An accompanying updated corporate deck can be found on InflaRx’s website at https://www.inflarx.de/Home/Investors/Events---Presentations.html.

InflaRx is also planning a virtual research and development event to follow later this year to provide more details on its development plans and to offer insights from key opinion leaders into the development and commercial rationales of InflaRx’s pipeline.

Immuno-dermatology pipeline focus: INF904 for CSU and HS

InflaRx has chosen two initial immuno-dermatology indications that it intends to pursue with INF904 via the initiation of a Phase IIa “basket study”. These indications initially include CSU and HS, two chronic inflammatory skin conditions in which C5a has been suggested to play a significant role and where a high unmet need exists. In addition, with INF904 being an oral drug with a mechanism of action currently not addressed by other drugs in development for these indications, the company sees a unique opportunity to improve standard of care for patients with these conditions. InflaRx estimates significant market potential for INF904 in these two indications, both estimated as multi-billion-dollar markets.

InflaRx is currently conducting additional pre-clinical studies, including chronic toxicology studies, to enable longer-term dosing of INF904. Consistent with previous communications, InflaRx anticipates initiating a Phase IIa study with INF904 before the end of 2024. This open-label Phase IIa study is expected to explore at least three different doses of INF904 for a duration of 4 weeks and to assess pharmacokinetic (PK) and pharmacodynamic (PD) parameters in patients, as well as provide safety data and certain early efficacy readouts. Data from this Phase IIa study is expected to be released in 2025. InflaRx expects to initiate a larger and longer-term Phase IIb study in 2025 as well.

INF904 for CSU

CSU is a debilitating and unpredictable skin disease characterized by intensely itchy hives / wheals and angioedema. The burden of this chronic disease is high and impacts sleep, mental health, quality of life and productivity due to absences from school and work. CSU is estimated to affect around 40 million people worldwide.

CSU patients have been reported to show elevated C5a levels, a major activator of mast cells and basophils, which are thought to be significant contributors to CSU pathogenesis. In addition, studies suggest that complement activation (including C5a) in CSU can lead to histamine release.

Current treatments are limited, and a significant unmet need exists in a sizable proportion of patients. As an orally available agent with a favorable PK / PD profile that could drive a broad dose range for systemic exposure, INF904 could find a differentiated position in the CSU market.

INF904 for HS

HS is a chronic, recurrent, debilitating neutrophil-driven inflammatory disease that can persist for years and tremendously impacts quality of life; it is characterized by abscesses, nodules and draining tunnels which can flare and cause scarring.

INF904 inhibits the known C5a-induced effects on neutrophil activation and tissue accumulation of immune cells, including generation of tissue damaging mechanisms (enzyme release and oxidative radical formation) as well as induction of NETosis – mechanisms thought to be involved in HS progression and draining tunnel formation. Clinical evidence with existing C5a/C5aR products also supports that blocking this pathway reduces lesion counts.

Patients’ responses to treatment with approved anti-TNF-alpha or anti-IL17 drugs are known to wane over time in a significant number of cases, and treatments with new mechanisms are needed for these patients. As an orally available agent with a favorable PK / PD profile that could drive a broad dose range for systemic exposure, INF904 could find a differentiated and commercially advantageous place in HS treatment.

INF904 as a “pipeline-in-a-product”

Given the potential of INF904 to have a broad commercial footprint, InflaRx believes it could address meaningful markets in immuno-dermatology and in immuno-inflammation, including in neurology, nephrology and hematology. While InflaRx intends to focus its resources on its immediate goals with CSU and HS, it also assesses pursuit of these additional areas via potential future collaborations with partners.

Immuno-dermatology pipeline focus: Vilobelimab for PG

InflaRx’s strategy and planning for vilobelimab in PG remain unchanged and its development is currently on track. InflaRx is conducting a multi-national, randomized, double-blind, placebo-controlled pivotal Phase III study with vilobelimab for the treatment of ulcerative PG, a rare, chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The trial study has two arms: (1) vilobelimab plus a low dose of corticosteroids and (2) placebo plus the same low dose of corticosteroids. The primary endpoint of the study is complete closure of the target ulcer at any time up to 26 weeks after initiation of treatment.

The study has an adaptive design with an interim analysis blinded for the sponsor and investigators planned upon enrollment of approximately 30 patients (15 per arm). Depending on the results of the interim analysis, the trial sample size will be adapted, or the trial will be terminated due to futility. The enrollment period is projected to be at least two years, depending on the total trial size after sample size adaptation.

Vilobelimab has been granted orphan drug designation for the treatment of PG by both the U.S. Food and Drug Administration (FDA) in the United States and the European Medicines Agency in Europe, as well as fast track designation by the FDA.

Select 2023 and recent operational highlights

INF904 - Positive topline results from Phase I trial support best-in-class potential

In January 2024, InflaRx reported results from the multiple ascending dose (MAD) part of a randomized, double-blind, placebo-controlled Phase I trial in healthy volunteers to assess the safety, tolerability and PK / PD properties of its orally administered, low molecular weight C5aR inhibitor, INF904.

The safety analysis of INF904 in the Phase I study demonstrated that it was well tolerated in participants over the entire dose range and resulted in no safety signals of concern. There were no serious or severe adverse events observed at any dosing level. Both the single ascending dose (SAD) and the MAD part of the study showed very favorable PK and PD profiles, including achieving the desired blocking activity (>90%) of C5a-induced neutrophil activation in an ex vivo challenge assay using physiological and disease-relevant levels of C5a.

New executives further strengthen the InflaRx team

In July 2023, Dr. Camilla Chong was appointed as InflaRx’s Chief Medical Officer. She brings strong global pharmaceutical experience, having successfully led clinical development, medical affairs, clinical operations, regulatory and pharmacovigilance teams and managed global clinical development programs. Dr. Chong is leading all clinical development activities at InflaRx.

In February 2024, Jan Medina, CFA, joined InflaRx as Vice President and Head of Investor Relations. Mr. Medina brings over 25 years of experience across the life sciences sector and capital markets, including in investor relations, communications and equity research.

Financing activities

In April 2023, InflaRx issued 3,235,723 ordinary shares under its at-the-market program, resulting in €14.4 million in net proceeds. Also in April 2023, the company completed an underwritten public offering of an aggregate of 10,823,529 ordinary shares, of which 1,411,764 were sold pursuant to the full exercise of an overallotment option granted to the underwriters. The ordinary shares were sold at a price of $4.25 per share with a nominal value of €0.12 per share. Aggregate proceeds from these equity offerings amounted to €53.5 million after deducting underwriting discounts.

Vilobelimab for the treatment of critically Ill COVID-19 Patients

In April 2023, the FDA issued an Emergency Use Authorization (EUA) for GOHIBIC (vilobelimab) for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation (IMV) or extracorporeal membrane oxygenation (ECMO). In January 2024, InflaRx announced the launch of The InflaRx Commitment Program, pursuant to which the cost of GOHIBIC will be refunded for up to six (6) administered inpatient doses (the full treatment course) to institutions that meet the eligibility requirements*, for patients who were administered GOHIBIC (vilobelimab) in line with its EUA and who died due to COVID-19 in the intensive care unit.

InflaRx continues to explore funding options for vilobelimab as a treatment for acute respiratory distress syndrome (ARDS), including government grants as well as collaborations with third parties.

The Marketing Authorization Application (MAA) for the treatment of adult patients with SARS-CoV-2 induced septic ARDS receiving IMV or ECMO is under regulatory review by the European Committee for Medicinal Products for Human Use under the centralized procedure, which applies to all 27 member states of the European Union.

InflaRx received a total of €33.3 million to support its COVID-19 clinical development as part of a grant awarded by the German federal government for the period of October 2021 to June 2023.

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “We closed 2023 in a strong financial position and are well situated to advance our clinical programs toward their next milestones. With our current resources, we expect to be able to fund operations at least into 2026.”

2023 Financial Highlights

Revenue

In 2023, for the first time since its inception, InflaRx realized revenues from its product sales. Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute completion of a performance obligation towards a customer and, thus, do not result in the recognition of revenue for InflaRx under IFRS 15. The company is continuing its cost-disciplined launch efforts to educate health care providers and implement measures to make the drug available for eligible patients.

Cost of sales

Cost of sales recognized during the twelve months ended December 31, 2023, are related to GOHIBIC (vilobelimab) revenues in the United States and to write-downs of inventory.

Costs of sales for products sold in these periods do not include costs of materials, as the associated costs of these materials were incurred in prior periods, before the FDA granted an EUA for GOHIBIC (vilobelimab) in April 2023. These materials were recorded as ‘research and development expenses’ in the periods they were incurred.

The cost of sales during the twelve months ended December 31, 2023 mainly consisted of write-downs of inventories that will expire prior to their expected sale.

Sales and marketing expenses

During the twelve months ended December 31, 2023, InflaRx incurred €4.0 million of sales and marketing expenses in the U.S. These expenses were mainly composed of €1.0 million in personnel costs and €1.9 million in external services for distribution of GOHIBIC (vilobelimab). The Group started with its commercialization activities when the EUA was granted in April 2023. Prior to that, no sales and marketing expenses had been incurred.

Research and development expenses

InflaRx’s research and development expenses increased by €3.5 million for the year ended December 31, 2023, compared to the corresponding costs for the year ended December 31, 2022, primarily due to higher third-party material and manufacturing (CDMO) costs and from clinical trials, which increased by €1.9 million.

General and administrative expenses

InflaRx’s general and administrative expenses decreased by €2.2 million to €12.6 million for the year ended December 31, 2023, from €14.9 million for the year ended December 31, 2022. This decrease is partially attributable to a €1.7 million decrease in personnel expenses, driven by a decrease in expenses from share-based compensation. The decrease of other expenses by €0.6 million is primarily attributable to lower D&O insurance cost.

Other income

In 2023, InflaRx recognized other income of €13.2 million, which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab in severe COVID-19 patients, including expenses related to clinical development and manufacturing process development. Other income decreased in 2023, compared to the prior year, due to the incurrence of less expenses eligible for reimbursement under the grant and the end of the grant period on June 30, 2023.

Net financial result

InflaRx’s net financial result decreased by €0.5 million to €2.2 million for the year ended December 31, 2023, compared to €2.7 million for the year ended December 31, 2022. This overall net decrease is mainly attributable to a decrease of €4.3 million in foreign exchange result, which was only partly compensated by €3.2 million in higher interest income from marketable securities compared to the year ended December 31, 2022.

Net loss

InflaRx incurred a net loss of €42.7 million, or €0.78 per common share, in 2023 compared to €29.5 million, or €0.67 per common share, in 2022.

Liquidity and capital resources

As of December 31, 2023, InflaRx’s total funds available amounted to approximately €98.4 million, comprised of €12.8 million of cash and cash equivalents and €85.7 million of marketable securities.

Net cash used in operating activities

InflaRx’s net cash used in operating activities increased to €37.8 million in the year ended December 31, 2023, from €33.8 million in the year ended December 31, 2022, mainly due to lower income recognized from the German federal government grant, significant production of inventory, as well as higher expenditures from marketing and sales activities for GOHIBIC (vilobelimab), which were recorded for the first time due to the start of the commercialization of this product in 2023.

Additional financial information

Additional information regarding these results and other relevant information is included in the notes to the financial statements in “Item 18. Financial Statements,” which are included in InflaRx’s most recent annual report on Form 20-F as filed today with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiaries

Consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	(in €, except for share data)
Revenues	63,089	—	—
Cost of sales	(532,262)	—	—
Gross profit	(469,173)	—	—
Sales and marketing expenses	(4,001,299)	—	—
Research and development expenses	(41,024,131)	(37,526,090)	(35,697,935)
General and administrative expenses	(12,628,756)	(14,869,564)	(11,984,722)
Other income	13,219,704	20,159,169	54,221
Other expenses	(4,440)	(1,381)	(6,381)
Operating result	(44,908,096)	(32,237,866)	(47,634,817)
Finance income	3,804,827	608,679	109,391
Finance expenses	(35,628)	(45,250)	(24,769)
Foreign exchange result	(1,841,872)	2,442,297	1,964,135
Other financial result	313,240	(252,471)	(44,000)
Income taxes	—	—	—
Loss for the period	(42,667,529)	(29,484,611)	(45,630,059)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	125,085	4,206,810	6,777,061
Total comprehensive loss	(42,542,444)	(25,277,801)	(38,852,998)

Share information (based on loss for the period)
Weighted average number of shares outstanding	54,940,137	44,207,873	41,629,974
Loss per share (basic/diluted)	(0.78)	(0.67)	(1.10)
Loss for the period	(42,667,529)	(29,484,611)	(45,630,059)

InflaRx N.V. and subsidiaries

Consolidated statements of financial position as of December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
	(in €)
ASSETS
Non-current assets
Property and equipment	289,577	328,920
Right-of-use assets	1,071,666	1,311,809
Intangible assets	68,818	138,905
Other assets	257,267	308,066
Financial assets	9,052,741	2,900,902
Total non-current assets	10,740,069	4,988,602
Current assets
Inventories	11,367,807	—
Current other assets	4,036,650	14,170,510
Tax receivable	3,791,564	1,432,087
TOTAL ASSETS	120,208,552	102,399,660

Financial assets from government grants	—	732,971
Other financial assets	77,504,518	64,810,135
Cash and cash equivalents	12,767,943	16,265,355
Total current assets	109,468,483	97,411,058

EQUITY AND LIABILITIES
Equity
Issued capital	7,065,993	5,364,452
Share premium	334,211,338	282,552,633
Other capital reserves	40,050,053	36,635,564
Accumulated deficit	(286,127,819)	(243,460,290)
Other components of equity	7,382,166	7,257,081
Total equity	102,581,730	88,349,440
Non-current liabilities
Lease liabilities	745,716	987,307
Other liabilities	36,877	36,877
Total non-current liabilities	782,593	1,024,184
Current liabilities
Trade and other payables	11,974,362	4,987,538
Liabilities from government grants	—	6,209,266
Lease liabilities	374,329	369,376
Employee benefits	1,609,766	1,312,248
Other liabilities	2,885,772	147,608
Total current liabilities	16,844,229	13,026,036
Total liabilities	17,626,822	14,050,220
TOTAL EQUITY AND LIABILITIES	120,208,552	102,399,660

InflaRx N.V. and subsidiaries

Consolidated statements of changes in shareholders’ equity
for the years ended December 31, 2023, 2022 and 2021

in €	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of	Total equity
Balance as of January 01, 2021	3,387,410	220,289,87	26,259,004	(168,345,620)	(3,726,791)	77,863,880
Loss for the Period	—	—	—	(45,630,059)	—	(45,630,059)
Exchange differences on translation of foreign currency	—	—	—	—	6,777,061	6,777,061
Total Comprehensive	—	—	—	(45,630,059)	6,777,061	(38,852,998)
Issuance of common shares	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	—	(4,219,222)	—	—	—	(4,219,222)
Equity-settled share-based	—	—	4,332,205	—	—	4,332,205
Share options exercised	43,839	970,744	—	—	—	1,014,583
Balance as of December 31, 2021	5,304,452	280,310,74	30,591,209	(213,975,679)	3,050,270	105,280,99
Loss for the Period	—	—	—	(29,484,611)	—	(29,484,611)
Exchange differences on translation of foreign currency	—	—	—	—	4,206,810	4,206,810
Total Comprehensive	—	—	—	(29,484,611)	4,206,810	(25,277,801)
Issuance of common shares	60,000	2,289,624	—	—	—	2,349,624
Transaction costs	—	(47,735)	—	—	—	(47,735)
Equity-settled share-based	—	—	6,044,356	—	—	6,044,356
Balance as of	5,364,452	282,552,63	36,635,564	(243,460,290)	7,257,080	88,349,440
Loss for the Period	—	—	—	(42,667,529)	—	(42,667,529)
Exchange differences on translation of foreign	—	—	—	—	125,085	125,085
Total Comprehensive	—	—	—	(42,667,529)	125,085	(42,542,444)
Issuance of common shares	1,687,110	54,796,819	—	—	—	56,483,929
Transaction costs	—	(3,360,626)	—	—	—	(3,360,626)
Equity-settled	—	—	3,414,489	—	—	3,414,489
Share options exercised	14,431	222,512	—	—	—	236,943
Balance as of	7,065,993	334,211,33	40,050,053	(286,127,819)	7,382,166	102,581,73

InflaRx N.V. and subsidiaries

Consolidated statements of cash flows
for the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
		(in €)
Operating activities
Loss for the period	(42,667,529)	(29,484,611)	(45,630,059)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	567,780	596,597	669,434
Net finance income	(2,240,566)	(2,753,255)	(2,004,757)
Share-based payment expense	3,414,489	6,044,356	4,332,205
Net foreign exchange differences	413,017	385,359	111,606

Changes in:
Financial assets from government grants	732,971	(732,971)	—
Other assets	7,825,182	(3,308,485)	(7,094,467)
Employee benefits	297,518	(64,024)	(3,290)
Other liabilities	2,738,164	9,403	19,863
Liabilities from government grants received	(6,209,266)	(2,090,734)	8,300,000
Trade and other payables	6,986,824	(3,586,706)	316,112
Inventories	(11,367,807)	—	—
Interest received	1,732,284	1,287,200	1,070,235
Interest paid	(36,025)	(44,946)	(23,633)
Net cash used in operating activities	(37,812,966)	(33,742,817)	(39,936,751)
Investing activities
Purchase of intangible assets and property and equipment	(81,100)	(162,391)	(37,778)
Purchase of current and non-current financial assets	(104,051,972)	(64,474,543)	(97,516,417)
Proceeds from the maturity of current financial assets	86,436,456	83,995,029	71,603,310
Net cash from/ (used in) investing activities	(17,696,616)	19,358,095	(25,950,885)
Financing activities
Proceeds from issuance of ordinary shares	56,483,929	2,349,624	65,142,549
Transaction costs from issuance of ordinary shares	(3,360,626)	(47,735)	(4,219,222)
Proceeds from exercise of share options	236,943	—	1,014,583
Repayment of lease liabilities	(373,977)	(364,430)	(360,644)
Net cash from financing activities	52,986,269	1,937,459	61,577,266
Net decrease in cash and cash equivalents	(2,523,313)	(12,447,262)	(4,310,369)
Effect of exchange rate changes on cash and cash equivalents	(974,099)	2,462,622	4,591,683
Cash and cash equivalents at beginning of period	16,265,355	26,249,995	25,968,681
Cash and cash equivalents at end of period	12,767,943	16,265,355	26,249,995

About InflaRx N.V.:

InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

InflaRx (Nasdaq: IFRX) is a biotechnology company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead product candidate, vilobelimab, is a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies in different indications. InflaRx is also developing INF904, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de.

Contacts:

InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

* Eligibility Requirements, Terms and Conditions apply. Please see the full Terms and Conditions provided on the webpage: The InflaRx Commitment Program.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals and related treatment recommendations by medical/healthcare institutes and other third-party organizations, our ability to successfully commercialize and the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals or our other product candidates; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under an EUA and in the future if approved for commercial use in the U.S. or elsewhere; our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of COVID-19 and other debilitating or life-threatening inflammatory indications, including PG, and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our MAA submission for vilobelimab and our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, the EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our expectations regarding the scope of any approved indication for vilobelimab; our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.